SEC Mail Proc SE(22003235 ON

MAR 0? 2022

Washington, DC

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SEC FILE NUMBER
8-66846

ANNUAL REPORTSFORM X-17A-5 PART III

FACING PAGE*

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21AND ENDING 12/31/21

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FORGE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

415 MISSION STREET, SUITE 5510

(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SANDRA FLAVIANI	650 265 2562	sandra.flaviani@forgeglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

560 MISSION STREET, SUITE 1600	SAN FRANCISCO	CA	94105
(Address)	(City)	(State)	(Zip Code)

October 20,2003	42
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Building a better working world

Ernst & Young LLP
560 Mission Street, Suite 1600
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Forge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forge Securities LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2021.

February 28, 2022

Forge Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	32,275,540
Cash segregated and on deposit for regulatory purposes		255,000
Commissions receivable - net		3,906,443
Other assets		525,920
Total Assets	$	36,962,903

Liabilities and Member's Equity

Liabilities:		
Accrued bonus compensation	$	11,296,518
Due to affiliates		1,782,450
Accrued expenses and other liabilities		558,238
Payable to brokerage clients		45,050
Total Liabilities		13,682,256
Member's Equity		23,280,647
Total Member's Equity		23,280,647
Total Liabilities and Member's Equity	$	36,962,903

See Accompanying Notes to the Statement of Financial Condition

1. ORGANIZATION AND NATURE OF OPERATIONS

Forge Securities LLC, (the "**Company**"), is a wholly-owned subsidiary of Forge Financial Holdings, Inc., f/k/a SharesPost, Inc., (the "**Parent**") which is a wholly-owned subsidiary of Forge Global Inc.("**Forge**") due to the merger of the Parent and Forge in November 2020. The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

During the year, SharesPost Financial Corporation ("SPFC"), merged with the Forge Securities LLC ("FSLLC") to form one operating entity as part of an internal reorganization. There were no changes to the ownership structure, business activity, capitalization, management, or supervision as a result of this transaction.

The transaction was accounted for in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*, as a transfer of a business between entities under common control. As such, all assets and liabilities of SPFC were transferred to FSLLC at their carrying value of $9,059,340 as of August 8, 2021. The FINRA license of SPFC was transferred to FSLLC as of August 8, 2021.

2. BASIS OF PRESENTATION, STATEMENT OF FINANCIAL CONDITION DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates—The preparation of the statement of financial condition requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. These estimates are based on information available as of the date of the statement of financial condition; therefore, actual amounts may differ from these estimates.

Fair Value Measurements— Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When developing fair value measurements, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash and Cash Equivalents—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include money market funds.

Cash Segregated and on Deposit for Regulatory Purposes—Pursuant to applicable regulations, client cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Concentration of Credit Risks—Financial instruments that potentially subject the Company to concentrations of credit risk primarily comprise cash and cash equivalents, cash segregated and on deposit for regulatory purposes, and commission receivables. Cash and cash equivalents may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company's exposure to credit risk in the event of default by financial institutions is limited to the amounts recorded on the statement of financial condition. The Company performs on a periodic basis evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents to date.

The Company's exposure to credit risk associated with its contracts with holders of private company equity ("sellers") and investors ("buyers") related to the transfer of private securities is measured on an individual counterparty basis. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, the Company's exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2021, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Allowance for Credit Losses—On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments - Measurement of Credit Losses on Financial Instruments, or ASU 2016-13. Under ASU 2016-13, the Company estimates our allowance for doubtful accounts using an aging method, disaggregated based on customer characteristics. The allowance for doubtful accounts is maintained at a level that the Company believes to be sufficient to absorb probable losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, historical credit loss information that is adjusted for current

conditions and reasonable and supportable forecasts, and other reasonable and supportable economic characteristics. Accounts receivables are written-off against the allowance for doubtful accounts when collection efforts cease. The allowance for credit losses is reviewed on a quarterly basis to assess the adequacy of the allowance.

Other Assets—Other assets consists primarily of prepaid insurance and prepaid broker registration fees.

Income Taxes—The Company is treated as a disregarded entity for state and federal income tax purposes.

3. NEW ACCOUNTING STANDARDS

The Company did not adopt any material new accounting standards during the year ended December 31, 2021. In addition, there are no new accounting standards not yet adopted that are material to the Company as of December 31,2021.

4. COMMISSIONS RECEIVABLE -NET

On December 31, 2020 and 2021, the Company had $2,416,009 and $3,906,443, respectively, in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The Company uses delinquency status of receivables from clients and records an allowance for doubtful accounts, as needed. The allowance for doubtful accounts was $113,729 as of December 31, 2021.

5. ACCRUED BONUS COMPENSATION

The Company has a compensation plan for its registered representatives by which such registered representatives earn a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2021 of $10,990,775.

The Company has a compensation plan for employees, other than registered representatives, by which such employees earn an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2021 of $305,743.

6. RELATED PARTY TRANSACTIONS

The Company is party to services agreements with the Parent and Forge effective February 2017 and November 2020, respectively, and amended August 2021

respectively (the "Services Agreements"). The Services Agreements allow the Parent and Forge to provide certain services to the Company and allocate certain direct expenses to the Company.

Under the Services Agreements, the Parent and Forge allocate to the Company a pro-rata amount of compensation and benefits of Parent and Forge personnel performing functions in support of the Company. All personnel are employees of Forge. The Company also is allocated from the Parent and Forge costs related to occupancy, including rent, technology, and communication as well as expenses related to professional services received. The Company settles the cost of these services as least quarterly. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed by management at least annually.

On December 31, 2021, the Company had $1,782,450 payable to the Parent and Forge.

During the year the Company transferred the net book value of its internally developed software of $3,209,898 to its Parent as a Member's equity non-cash distribution.

An affiliate of the Company is an advisor ("Advisor") to Forge Investments LLC (the "Fund"). The Fund invests in the equity securities of certain private companies. During 2021, the Company facilitated transactions in private company securities in which the Fund was the seller or buyer of such securities.

During the year, the Company also facilitated transactions with respect to the purchase of private company shares with an affiliated broker under its Commission Sharing Agreement and with an affiliated entity.

7. FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash and cash equivalents, cash segregated and on deposit for regulatory purposes, commissions receivable, payable to brokerage clients, other assets, accrued expenses and other liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

8. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) ("Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company may not repay subordinated borrowings if such payment would result in net capital amount of less than 120 percent of the minimum dollar amount required. At December 31, 2021, the Company had net capital of $18,686,726 which was $17,899,742 in excess of its required net capital of $786,984. The Company's aggregate indebtedness to net capital ratio was .6317 to 1.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes at December 31, 2021 totaled $255,000.

9. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's statement of financial condition.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

10. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2021, through the date the statement of financial condition were issued on February 28, 2022.

There have been no other material subsequent events that have occurred during such period that would require disclosure or would be required to be recognized.